

4Q21 Investor Presentation

January 18, 2022

Disclosures

CAUTIONARY STATEMENT

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the expected returns and other benefits of the merger with Reliant Bancorp, Inc. ("Reliant") to shareholders, expected improvement in operating efficiency resulting from the merger, estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on United's capital ratios. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customer, supplier, employee or other business partner relationships, (3) the possibility that the costs, fees, expenses and charges related to the merger may be greater than anticipated, (4) reputational risk and the reaction of the companies' customers, suppliers, employees or other business partners to the merger, (5) the risks relating to the integration of Reliant's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (6) the risk of potential litigation or regulatory action related to mergers, (7) the risks associated with United's pursuit of future acquisitions, (8) the risk of expansion into new geographic or product markets, (9) the dilution caused by United's issuance of additional shares of its common stock in mergers, and (10) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2020, and other documents subsequently filed by United with the SEC.

Many of these factors are beyond United Community Banks, Inc.'s ("United") and Reliant's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United or Reliant.

United qualifies all forward-looking statements by these cautionary statements.

Disclosures

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Return on assets – pre-tax pre-provision, excluding merger-related and other charges," "Efficiency ratio – operating," "Expenses – operating," and "Tangible common equity to tangible assets."

Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating United's underlying performance trends. Further, management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this Presentation.

United Community Banks, Inc.
Committed to Service Since 1950



Regional Full Service Branch Network
National Navitas and SBA Markets

● **Banking Offices**

Premier Southeast Regional Bank

- ✓ Metro-focused branch network with locations in the fastest growing MSAs in the Southeast
- ✓ 187 branches, 9 LPOs, and 6 mortgage loan offices across six Southeast states
- ✓ Top 10 market share in GA, SC and TN
- ✓ Proven ability to integrate – 12 transactions completed over the past 10 years
- ✓ Closed the Reliant acquisition January 1, 2022 adding $3 billion in total assets with locations primarily in the Nashville area, as well as Clarksville and Chattanooga

Extended Navitas and SBA Markets

- ✓ Offered nationwide
- ✓ SBA business has both in-footprint and national business (4 specific verticals)
- ✓ Navitas subsidiary is a technology enabled small-ticket, essential-use commercial equipment finance provider

Note: See glossary located at the end of this presentation for reference on certain acronyms

Company Overview

$20.9
BILLION IN
TOTAL ASSETS

$11.8
BILLION IN
TOTAL LOANS

$4.7
BILLION IN AUA

$18.2
BILLION IN
TOTAL DEPOSITS

13.1%
TIER 1 RBC

100 BEST BANKS IN AMERICA
in 2021 for the eighth consecutive year - Forbes

$0.20
QUARTERLY DIVIDEND –
UP 11% YOY

#2 Highest Net Promoter Score
among all banks nationwide – J.D. Power

196
BANKING OFFICES
ACROSS THE
SOUTHEAST

2020 TOP WORKPLACES
in S.C. & Atlanta – Greenville Business Magazine & Atlanta Journal Constitution

#1 IN CUSTOMER SATISFACTION
in 2021 with Retail Banking in the Southeast – J.D. Power

BEST BANKS TO WORK FOR
in 2021 for the fifth consecutive year – American Banker

4

4Q21 Highlights

$0.55
Diluted earnings per share - GAAP

$0.64
Diluted earnings per share - operating [1]

0.96%
Return on average assets - GAAP

1.10%
Return on average assets - operating [1]

1.40%
PTPP return on average assets - operating [1]

0.06%
Cost of deposits

38%
DDA / Total Deposits

9.3%
Return on common equity - GAAP

13.9%
Return on tangible common equity - operating [1]

6.9%
Annualized 4Q EOP core loan growth (excluding PPP & Aquesta loans)

17.0%
Annualized 4Q EOP total deposit growth (excluding Aquesta)

64%
Loan to Deposit ratio

Other 4Q notable items:
$3.9 mm of PPP fee income ($0.03 EPS)
$3.3 mm initial provision to establish reserve for Aquesta loans ($0.03 EPS)


Diluted Earnings Per Share


Return on Average Assets


Book Value Per Share


PTPP Return on Average Assets [1]

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance

Long-Term Financial Performance & Shareholder Return



ROA - Operating[1]



ROTCE - Operating[1]



Performance for the period ended January 14, 2022	United Community Banks, Inc.	KBW Nasdaq Regional Bank Index (KRX)
1-YEAR	25%	32%
3-YEAR	78%	60%
5-YEAR	53%	45%
10-YEAR	542%	239%

UCBI Focused on High-Growth MSAs in Southeast

United Operates in the Top Growth Markets

United Now Operates in the Top Growth Markets

	Fastest Growing Southeast MSAs [1]	'22 - '27 Proj. Pop. Growth %	'22 Population	'27 Proj. Median Household Income	
1.	Nashville, TN	6.10	2,015,914	$89,164	★
2.	Orlando, FL	5.64	2,694,186	$78,749	★
3.	Atlanta, GA	5.38	6,206,533	$88,792	
4.	Raleigh, NC	5.14	1,426,329	$99,125	
5.	Jacksonville, FL	4.82	1,613,916	$82,819	★
6.	Tampa, FL	4.79	3,277,020	$73,066	★
7.	Charlotte, NC	4.47	2,697,040	$82,505	★
8.	Richmond, VA	4.46	1,328,751	$83,105	
9.	Birmingham, AL	4.25	1,120,659	$72,525	
10.	Washington, D.C.	4.05	6,441,102	$125,882	

■ United MSA Presence

★ Added through acquisitions in 2020 - 2022



Projected Population Growth [2]
2022 – 2027 (%)



Projected Household Income Growth [2]
2022 – 2027 (%)



Median Household Income [2]
($ in thousands)

(1) Includes MSAs with a population of greater than 1,000,000
(2) Data by MSA shown on a weighted average basis by deposits

Diversified Loan Portfolio

4Q21 Total Loans $11.8 billion



Residential Construction 3%
PPP 1%
Home Equity 6%
Residential Mortgage 14%
Other Consumer 1%
C&I 44%
CRE 22%
Commercial Construction 9%

Quarter Highlights

✓ Loans, excluding PPP and Aquesta, increased $190 million, or 6.9% annualized

✓ Sold $19.9 million of Navitas loans

✓ Sold $33.8 million of SBA loans

Granular Loan Portfolio

✓ Construction & CRE ratio as a percentage of total RBC = 69%/197%

✓ Top 25 relationships total $617 million, or 5.2% of total loans

✓ SNCs outstanding of $230 million, or 2.0% of total loans

✓ Navitas 9% of total loans

✓ Project lending limit of $25 million

✓ Relationship lending limit of $40 million

Note: C&I includes commercial and industrial loans, owner-occupied CRE loans and Navitas (equipment finance) loans

Valuable Deposit Mix

4Q21 Total Deposits 18.2 billion



- Time 8%
- Savings 7%
- MMDA 24%
- NOW 23%
- DDA 38%

Cost of Deposits Trend



- ✓ Total deposits were up $1.4 billion from 3Q21 and up $3.0 billion YOY
  - Excluding Aquesta, 4Q21 total deposits grew $718 million, or 17.0% annualized
  - Excluding Aquesta, total deposits were up $2.4 billion, or 15.4% YOY
- ✓ Core transaction deposits were up $948 million from 3Q21 and up $2.8 billion YOY
  - Excluding Aquesta, 4Q21 core transactions deposits grew $333 million, or 10.0% annualized
  - Excluding Aquesta, core transaction deposits were up $2.2 billion, or 19.2% YOY
- ✓ Cost of deposits was down 1 bp to 0.06% in 4Q21, driven by continued noninterest bearing deposit growth, CD maturities and deposit rate cuts

Note: Core transaction accounts include demand deposits, interest-bearing demand, money market and savings accounts, excluding public funds deposits

Liquidity Build Presents Opportunity

$ in billions



Loans and Deposits

	4Q20	1Q21	2Q21	3Q21	4Q21
Annualized Loan Growth %	8%	3%	5%	4%	7%
Loan Yield %	4.83%	4.44%	4.40%	4.54%	4.18%
Annualized Deposit Growth %	17%	20%	8%	13%	17%
Deposit Cost %	0.17%	0.14%	0.09%	0.07%	0.06%

Note: Loan growth excludes PPP loans and adjusts for the Aquesta acquisition that closed October 1, 2021. Deposit growth also adjusts for the Aquesta acquisition.

Capital Ratios

Holding Company	4Q20		1Q21		2Q21		3Q21		3Q21 KRX Peer Median		UCBI vs. KRX		4Q21*	
Common Equity Tier 1 Capital	12.3	%	12.3	%	12.6	%	12.6	%	12.0	%	+ 0.6	%	12.4	%
Tier 1 Risk-Based Capital	13.1		13.1		13.3		13.4		12.3		+ 1.1		13.1	
Total Risk-Based Capital	15.2		14.9		15.1		14.9		14.5		+ 0.4		14.6	
Leverage	9.3		9.4		9.3		9.2		9.0		+ 0.2		8.8	
Tangible Common Equity to Tangible Assets	8.8		8.6		8.7		8.5		8.6		- 0.1		8.1	
Tangible Book Value per share	$17.56		$17.83		$18.49		$18.68						$18.42	

✓ Quarterly dividend of $0.20 per share, an increase of 11% YOY

✓ There were no share repurchases during 4Q21

✓ Put capital to work by including $40.5 million of cash (30% of total consideration) in the Aquesta acquisition that closed October 1, 2021

✓ Regulatory capital ratios expected to remain at peer levels or better pro forma for completion of the Reliant transaction

Net Interest Revenue / Margin[1]

$ in millions



- ✓ Net Interest Income grew approximately 8% annualized in the 4Q21, excluding PPP fees and Aquesta

- ✓ Net interest margin decreased 31 bps from 3Q21, primarily driven by less PPP fees and continued surplus liquidity; core net interest margin was down 5 bps in 4Q21 to 2.66%

- ✓ Loan accretion totaled $3.7 million and contributed 7 bps to the margin, down 5 bps from 3Q21

- ✓ PPP fees contributed 8 bps in 4Q21 compared to 28 bps in 3Q21

- ✓ Variable rate loans currently priced at their floors increased $29.7 million from 3Q21 to $1.3 billion

(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes PPP fees and loan accretion

Noninterest Income

$ in millions



Legend:
- ■ Service Charges
- ■ Other
- ■ Brokerage / Wealth Mgmt
- ■ Mortgage
- ■ Loan sale gains

Linked Quarter

✓ Fees down $2.9 million

- Mortgage fees down $2.9 million from 3Q21 primarily due to seasonal declines in volume; partially offset by a $0.8 million MSR write-up
  - Rate locks were down with $695 million compared to $731 million in 3Q21
  - Mortgage closings of $522 million compared to $568 million in 3Q21
  - 4Q21 mortgage production purchase/refi mix was 65%/35%
- Gain on sale of SBA loans was $3.0 million on $33.8 million of loan sales
- Gain on sale of equipment finance loans was $753 thousand on $19.9 million of loan sales

Year-over-Year

✓ Fees down $4.2 million

- Mortgage rate locks down 12% compared to last year ($695 million in 4Q21 compared to $792 million in 4Q20)

Disciplined Expense Management

$ in millions



Expenses

■ GAAP
■ Operating [1]

Efficiency Ratio

— GAAP
— Operating [1]

Linked Quarter

✓ Annualized GAAP and operating expenses increased 12.8% and 4.1%, respectively

• Primary reason for 4Q increase is due to Aquesta

Year-over-Year

✓ GAAP expenses increased 2.5% while operating expenses decreased 4.6%

• The majority of the increase is driven by the FinTrust and Aquesta acquisitions, which closed on July 6, 2021 and October 1, 2021, respectively

• The decrease in operating expenses was due to an $8.5 million contribution to our foundation in 4Q20

(1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

14

PPP Update



PPP Totals
($ in millions)

$88 $1,802

$- $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $2,000

■ Not Forgiven   ■ Forgiven

✓ As of December 31, approximately 95% of our PPP loans, representing $1.9 billion in loans, have been forgiven by the SBA

✓ We have $88 million in PPP loans remaining, of which Aquesta contributed $35 million

✓ Total PPP loans forgiven in 4Q21 of $122 million; Aquesta contributed $25 million to total forgiveness during the quarter

✓ In 4Q21, we recognized $3.9 million in PPP fees

✓ We have $1.8 million of PPP fees remaining to recognize

✓ Average loan amount fully forgiven of $106 thousand

Credit Quality



Net Charge-Offs as % of Average Loans



Provision for Credit Losses & NCOs ($ in millions)

■ Provision for Credit Losses $ ■ Net Charge-Offs $

- ✓ 4Q21 net charge-offs of $248 thousand, or 0.01% of average loans, annualized

- ✓ The provision for credit losses was negative $647 thousand, as $3.3 million to establish the Aquesta initial loan loss reserve was offset by a $3.9 million reserve release

- ✓ 2021 included $38 million of provision release compared to $80 million of provisioning in 2020

16

Higher-Risk Loan Trends



Special Mention & Substandard Accruing Loans as a % of Total Loans

Special Mention (%): 2.6% (4Q20), 3.2% (1Q21), 3.2% (2Q21), 2.5% (3Q21), 2.6% (4Q21)

Substandard Accruing(%): 1.5% (4Q20), 1.5% (1Q21), 1.7% (2Q21), 1.6% (3Q21), 1.4% (4Q21)



Non-Performing Assets as a % of Total Loans

0.55% (4Q20), 0.48% (1Q21), 0.41% (2Q21), 0.41% (3Q21), 0.28% (4Q21)

- ✓ Special mention loans increase by 0.10% (from $278 million in 3Q21 to $304 million in 4Q21, an increase of $26 million)
  - Aquesta special mention loans of $33 million
  - Excluding Aquesta, special mention loans decreased $7 million
- ✓ Substandard, but still accruing loans, declined 0.20% quarter over quarter as a % of total loans
- ✓ Non-performing assets improved by $12.5 million during the quarter and stand at 0.28% of total loans

ACL Walk Forward

($000)

3Q21 ACL	$110,875
Loan Growth	$2,127
Reserve for Unfunded Commitments (net of Aquesta)	($550)
NCOs	($248)
Specific Reserve	($9)
Model / Forecast Changes	($5,481)
Aquesta Day 1 PCD Credit Allowance	$3,544
Aquesta Day 2 Non PCD Double Dip	$3,266
4Q21 ACL	$113,524

ACL / Loans:	0.99%	0.97%
ACL / Loans excl. PPP:	1.00%	0.97%



Note: ACL includes the reserve for unfunded commitments

Enhancing Our Franchise Through Strategic M&A

Enhancing United's High-Growth Southeast Footprint

✓ 7/6/2021 – Closed the FinTrust Capital Partners, LLC acquisition

✓ 10/1/2021 – Closed the Aquesta Financial Holdings, Inc. acquisition

✓ 1/1/2022 – Closed the Reliant Bancorp, Inc. acquisition

✓ Expanding into the attractive Nashville, TN; Charlotte, NC; and Wilmington, NC markets, 3 of the top 20 fastest growing MSAs in the Southeast [1]

Pro Forma Balance Sheet [2]

As of 4Q21

	 United Community Bank	 Reliant BANCORP, INC.	Pro Forma
Total Assets	$20,947	$3,004	$23,951
Total Gross Loans	$11,760	$2,384	$14,144
Total Deposits	$18,241	$2,503	$20,744

Well-Capitalized at Close

4Q21 UCBI Capital		1Q22 Pro Forma Capital	
TCE / TCA	8.1%	TCE / TCA	8.4%
Leverage Ratio	8.8%	Leverage Ratio	8.9%
CET-1 Ratio	12.4%	CET-1 Ratio	11.9%
Tier 1 Ratio	13.1%	Tier 1 Ratio	12.5%
Total Capital Ratio	14.6%	Total Capital Ratio	14.5%

Reliant Highlights

✓ $3 billion community bank with top 10 market share in the Nashville MSA

✓ Recognized as a top performer in the top 10% of domestic community banks

✓ One of two Tennessee banks recognized by S&P Global Market Intelligence as a top performing community bank out of 4,287 banks with under $3 billion in assets

✓ Gaining talented Tennessee leadership team, led by DeVan Ard's nearly 40 years of banking experience and knowledge of the Nashville marketplace

Nashville Market Highlights

✓ Flourishing local economy continues to strengthen and forecasters are predicting substantial economic growth over the next five years

✓ Nashville ranked in the top 10 metros for job and population growth for the past eight years

✓ Downtown Nashville population increased 130% between 2010-2018

✓ Tennessee is home to 10 Fortune 500 companies

✓ In 2020, Nashville saw significant investments from industry leading companies such as Amazon, Facebook, General Motors, etc.

✓ Recent corporate relocations to the Nashville MSA include Nissan, Dell Computer, Mitsubishi Motors, and Ernst & Young

1. Includes MSAs with a population greater than 300,000
2. Does not include merger adjustments
Note: Dollar values in millions, except per share values
Source: S&P Global Market Intelligence, public filings

19

4Q21 INVESTOR PRESENTATION
Exhibits





Blended Cash and Securities Yield

$ in billions

Cash and Securities



	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Securities Yield %	2.77%	2.84%	2.68%	2.21%	1.83%	1.62%	1.58%	1.51%	1.46%
Blended Yield %	2.56%	2.63%	2.14%	1.61%	1.36%	1.30%	1.31%	1.19%	1.10%

Navitas Performance

$ in millions



| | Originations $ | Loan Growth % (ann.) | Portfolio Yield % |

✓ Navitas 4Q21 NCOs = 0.29%

✓ Economic recovery and government intervention driving historically low loss rates

✓ Navitas ACL - Loans equated to 1.50% as of 4Q21

✓ There were no Navitas deferrals in 4Q21, down 0.02% from 3Q21

Expanding Mortgage Throughout the Footprint

$ in millions



✓ Gain on sale % has declined, but remains above pre-pandemic levels

✓ Purchase / Refi mix has shifted from 54% / 46% in 4Q20 to 65% / 35% in 4Q21

✓ Technology investments have also paid off as we have been able to better market to our existing customers and also have enabled us to cut processing costs and process times

Selected Segments – Senior Care

$ in millions



| | Nonaccruals $ | Substandard Accruing $ | Special Mention $ | Pass $ |

✓ Senior Care lending team are dedicated specialists with significant experience in the space

✓ Senior Care portfolio outstanding for UCBI totaled $520 million as of 4Q21, or 4% of total loans

✓ As of December 31, $6.8 million of Senior Care loans were in nonaccrual

✓ As of December 31, $169 million of Senior Care loans were special mention and $73 million were substandard accruing

24

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q20	1Q21	2Q21	3Q21	4Q21
Expenses					
Expenses - GAAP	$106,490	$ 95,194	$ 95,540	$ 96,749	$109,156
Merger-related and other charges	(2,452)	(1,543)	(1,078)	(1,437)	(9,912)
Expenses - Operating	$104,038	$ 93,651	$ 94,462	$ 95,312	$ 99,244
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ 0.66	$ 0.82	$ 0.78	$ 0.82	$ 0.55
Merger-related and other charges	0.02	0.01	0.01	0.01	0.09
Diluted earnings per share - Operating	0.68	0.83	0.79	0.83	0.64
Book Value per share					
Book Value per share - GAAP	$ 21.90	$ 22.15	$ 22.81	$ 23.25	$ 23.63
Effect of goodwill and other intangibles	(4.34)	(4.32)	(4.32)	(4.57)	(5.21)
Tangible book value per share	$ 17.56	$ 17.83	$ 18.49	$ 18.68	$ 18.42
Return on Tangible Common Equity					
Return on common equity - GAAP	12.36 %	15.37 %	14.08 %	14.26 %	9.32 %
Effect of merger-related and other charges	0.41	0.26	0.17	0.22	1.42
Return on common equity - Operating	12.77	15.63	14.25	14.48	10.74
Effect of goodwill and intangibles	3.46	4.05	3.56	3.75	3.19
Return on tangible common equity - Operating	16.23 %	19.68 %	17.81 %	18.23 %	13.93 %
Return on Assets					
Return on assets - GAAP	1.30 %	1.62 %	1.46 %	1.48 %	0.96 %
Merger-related and other charges	0.04	0.03	0.02	0.02	0.14
Return on assets - Operating	1.34 %	1.65 %	1.48 %	1.50 %	1.10 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q20		1Q21		2Q21		3Q21		4Q21	
Return on Assets to return on assets- pre-tax pre-provision										
Return on assets - GAAP	1.30	%	1.62	%	1.46	%	1.48	%	0.96	%
Income tax expense	0.40		0.46		0.47		0.45		0.26	
Provision for credit losses	0.07		(0.28)		(0.29)		(0.23)		(0.01)	
Return on assets - pre-tax, pre-provision	1.77		1.80		1.64		1.70		1.21	
Merger-related and other charges	0.05		0.03		0.03		0.03		0.19	
Return on assets - pre-tax, pre-provision, excluding merger-related and other charges	1.82	%	1.83	%	1.67	%	1.73	%	1.40	%
Efficiency Ratio										
Efficiency Ratio - GAAP	56.73	%	53.55	%	54.53	%	53.11	%	62.12	%
Merger-related and other charges	(1.31)		(0.87)		(0.61)		(0.78)		(5.64)	
Efficiency Ratio - Operating	55.42	%	52.68	%	53.92	%	52.33	%	56.48	%
Tangible common equity to tangible assets										
Equity to assets ratio - GAAP	11.29	%	10.95	%	11.04	%	10.89	%	10.61	%
Effect of goodwill and other intangibles	(1.94)		(1.86)		(1.82)		(1.87)		(2.06)	
Effect of preferred equity	(0.54)		(0.52)		(0.51)		(0.49)		(0.46)	
Tangible common equity to tangible assets ratio	8.81	%	8.57	%	8.71	%	8.53	%	8.09	%
Allowance for credit losses - total to loans										
Allowance for credit losses - total to loans (GAAP)	1.30	%	1.16	%	1.08	%	0.99	%	0.97	%
Effect of PPP loans	0.08		0.10		0.04		0.01		0.00	
Allowance for credit losses - total to loans, excluding PPP loans	1.38	%	1.26	%	1.12	%	1.00	%	0.97	%

Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Officer
ALLL – Allowance for Loan Losses	MTM – Marked-to-market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NPA – Non-Performing Asset
CET1 – Common Equity Tier 1 Capital	NSF – Non-sufficient Funds
CRE – Commercial Real Estate	OO RE – Owner Occupied Commercial Real Estate
CSP – Customer Service Profiles	PCD – Loans Purchased with Credit Deterioration
DDA – Demand Deposit Account	PPP – Paycheck Protection Program
EOP – End of Period	PTPP – Pre-Tax, Pre-Provision Earnings
EPS – Earnings Per Share	RBC – Risk Based Capital
FTE – Fully-taxable equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
KRX – KBW Nasdaq Regional Banking Index	TCE – Tangible Common Equity
LPO – Loan Production Office	USDA – United States Department of Agriculture
	YOY – Year over Year